

Soon Pak Acupuncture



Dr. Soon R. Pak, L.Ac., R.N., Ph.D in Eastern Medicine

Founded in 2004, Loving Touch Acupuncture (Soon Pak Acupuncture) utilizes both traditional and modern practices necessary to provide the best health care in Acupuncture and Herbal Medicine.

After working for 10 years as a Registered Professional Nurse, Dr. Pak returned to the Tri-State College of Acupuncture in New York and received her Acupuncture License and Herbology Certification through the NCCAOM in 2004. Dr. Pak also received her Ph.D in Eastern Medicine from the American Liberty University in California.

Her knowledge and experience in both Eastern and Western Medicine are essential factors in giving the most suitable treatment to her patients.

Dr. Pak uses her own style, Wun Ki Sa Am Acupuncture, to treat individuals with varying ailments and health conditions. Experienced in both Western and Eastern Medicine, she is equipped to determine the best treatment for her patients. You can read more about her style of acupuncture on our "Acupuncture & Herbs" page.